File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION
UNDER SECTIONS 6(c) AND 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT,
TO PERMIT AN IN-KIND REPURCHASE OFFER

THE CHILE FUND, INC.

c/o Aberdeen Asset Management Inc.

1735 Market Street 32nd Floor

Philadelphia, Pennsylvania 19103

January 29, 2010

Communications, Notice and Order to:

Please direct all communications regarding this Application to: Rose F. DiMartino Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019	Copies to: Lucia Sitar Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, Pennsylvania 19103

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: THE CHILE FUND, INC.

APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT, TO PERMIT AN IN-KIND REPURCHASE OFFER

File No. 812 -

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I.                RELIEF REQUESTED

The Chile Fund, Inc. (the “Fund” or the “Applicant”), a closed-end management investment company organized as a Maryland corporation, hereby submits this application for an order of the U.S. Securities and Exchange Commission (the “Commission,” and such order, the “Order”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting an In-Kind Repurchase Offer (as defined in Section II.B below) for the Fund’s shares, in accordance with the conditions described below, from the provisions of Section 17(a) of the 1940 Act.

Applicant requests this Order to the extent necessary to permit any common stockholders of the Fund who are “affiliated persons” of the Fund within the meaning of Section 2(a)(3) of the 1940 Act solely as a consequence of such stockholders’ ownership of five percent or more of the outstanding voting securities of the Fund (each, an “Affiliated Stockholder”), to participate in the proposed In-Kind Repurchase Offer.

II.           THE PROPOSED IN-KIND REPURCHASE OFFER

A.            BACKGROUND

Applicant is a closed-end, non-diversified management investment company registered under the 1940 Act and is organized as a Maryland corporation.

Applicant commenced operations on September 26, 1989.  Its shares trade on the NYSE AMEX under the symbol “CH”.  As a closed-end investment company, Applicant differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a stockholder and does not continuously offer its shares for sale to the public.

Applicant’s Board of Directors (the “Board”) has long been composed of a majority of directors who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”).  Currently, all of the Fund’s directors are Independent Directors.

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These Independent Directors are responsible for the nomination of their successors, are represented by independent legal counsel, and meet in executive session at meetings of the Fund’s Board frequently.

Aberdeen Asset Management Investment Services Limited (“Aberdeen”), an investment adviser registered under the Investment Advisers Act of 1940 and regulated in the United Kingdom by the Financial Services Authority, serves as the investment adviser to the Fund.  The Fund has entered into an advisory agreement with Aberdeen pursuant to which Aberdeen provides investment advisory and portfolio management services to the Fund and is responsible for its overall management.(1)

Aberdeen is a direct wholly owned subsidiary of Aberdeen Asset Management PLC (“Aberdeen PLC”).  Aberdeen PLC is the parent company of an asset management group managing assets for both institutional and retail clients from offices around the world.  As of September 30, 2009, Aberdeen PLC had approximately $233.8 billion in assets under management.

1.                                      Investment Objective and Policies

Applicant’s investment objective is to seek total return, consisting of capital appreciation and income, by investing primarily in Chilean equity and debt securities.  Under normal circumstances, Applicant invests at least 80% of its net assets in Chilean equity and debt securities.  The Applicant’s portfolio of Chilean securities (the “Chilean Portfolio”), under normal market conditions, will consist principally of Chilean equity securities.  Chilean equity securities in which the Fund invests consist predominantly of common stocks, although the Fund

(1)                                 Prior to July 1, 2009, the date upon which the investment advisory agreement with Aberdeen became effective, Credit Suisse Asset Management, LLC acted as the investment adviser to the Fund pursuant to an advisory agreement.  The Fund has also entered into a sub-advisory agreement with Celfin Capital Servicios Financieros S.A. (“Celfin”) pursuant to which Celfin acts as a sub-adviser to the Fund.

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may also invest to a limited extent in preferred stocks, convertible securities and, to the extent a market exists for them and investing in them is permitted under Chilean law, warrants.

Although the Fund invests principally in Chilean equity securities, it may invest a substantial portion of its assets in Chilean debt securities when Aberdeen believes that it is appropriate to do so in order to achieve the Fund’s investment objective.

The Fund also may invest a portion of its assets in unlisted Chilean securities, including investments in new and early-stage companies.  The Fund is subject to Chilean Law No. 18,657, which places certain investment limits and imposes diversification requirements on the Fund in connection with its Chilean Portfolio.

As of September 30, 2010, approximately 99.4% of Applicant’s assets were invested in equity securities of Chilean issuers, of which approximately 96.9% were listed on the Santiago Stock Exchange and approximately 3.1% were ADRs of Chilean issuers listed on the New York Stock Exchange.  The balance of the Fund’s assets were invested in cash and cash equivalents.  The Fund held no debt securities or unlisted securities of Chilean issuers as of that date.

2.                                      Measures to Address the Discount from NAV

Over the years, Applicant has taken different measures in an effort to address the discount to net asset value at which its shares trade.

Applicant’s dividend reinvestment plan allows stockholders automatically to reinvest dividend and capital gains distributions in shares of the Fund.  Since Fund shares have historically traded at a discount from net asset value, the Fund’s plan agent has used dividends paid to plan participants to buy shares in the market.  In 2009, a total of $10,879,496 in dividends was used for this purpose.  Applicant believes that these purchases of outstanding shares tend to support the market for Applicant’s shares.

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In order to address the discount to net asset value, Applicant’s Board announced on June 26, 2009, that it had approved a managed distribution plan that would pay quarterly distributions at an annual rate, set once a year, that is a percentage of the average of the Fund’s prior four calendar quarter-end end net asset values.  The purpose of the plan is to permit the Fund to distribute over the course of each year an amount closely approximating the total return of the Fund during such year.(2)  The initial rate of the distribution plan currently in effect was set at 10% by Applicant’s Board.

On that same date, Applicant’s Board announced that the Fund intended to commence a tender offer for 25% of the outstanding common shares of the Fund at a price equal to 99% of the net asset value per share value (as of the day after the date any such offer expired) in the event the Fund’s shares trade at a discount to net asset value in excess of 2% on a volume weighted average basis for the three month period ending December 31, 2009.  At the end of the three month period, the Fund’s shares traded at such a discount.

The Fund’s shares have traded at a discount to net asset value ranging from -24.91% on October 10, 2008 to -2.51% on December 31, 2009.

3.                                      The Proposed In-Kind Repurchase Offer

In response to continued concerns that stockholders expressed about the discount to net asset value at which shares of the Fund traded, the Fund desires to provide stockholders with immediate liquidity at close to net asset value for a portion of their shareholdings by conducting an In-Kind Repurchase Offer (as defined immediately below) to repurchase 25% of the Fund’s outstanding shares, as further described immediately below.

(2)                                 The Fund currently has an application on file with the Commission requesting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to allow for the distribution of long-term capital gains more than once a year.

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B.            STRUCTURE OF THE IN-KIND REPURCHASE OFFER

Applicant is applying to the Commission for the Order to permit it to conduct an In-Kind Repurchase Offer for less than all of the Applicant’s outstanding shares, and to permit Affiliated Stockholders to participate in such an offer.(3)

If the Order is granted and certain other approvals described herein are obtained, Applicant proposes to conduct a tender offer in accordance with Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for 25% of Applicant’s outstanding shares at a price equal to 99% of the net asset value per share as of the day after the date such offer expires (the “In-Kind Repurchase Offer”).  Payment for any shares repurchased during the In-Kind Repurchase Offer would be made in-kind through a pro rata distribution of the portfolio securities held by Applicant promptly after the termination of the In-Kind Repurchase Offer (subject to certain exclusions, as discussed in more detail below).  If a greater number of shares is tendered for repurchase than the total amount offered to be repurchased in the In-Kind Repurchase Offer, each participating stockholder will receive a pro rata share of the distribution in proportion to the total shares accepted for repurchase by Applicant.  Such pro rata distributions will not include:

i.                                          securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended (the “1933 Act”);

ii.                                       securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and

(3)                                 Based on the latest filings of Fund stockholders with the Commission, the Fund has three stockholders that own more than 5% of the Fund’s outstanding stock: the Administradora de Fondos de Pensiones de Provida, S.A. (“Provida”) (on behalf of the pension funds it manages) owns 23.35%, A.F.P. Habitat S.A. (“Habitat”) (on behalf of the pension funds it manages) owns 24.72% (Provida and Habitat collectively, the “AFPs”), and the City of London Investment Management Company Limited (together with the City of London Investment Group PLC) owns 10.30% of the Fund’s outstanding stock.  Aside from these stockholders, a review of stockholder filings with the Commission do not reveal any stockholder of the Fund that owns more than 5% of the Fund’s outstanding shares.  See Section III.A.1.

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iii.                                    certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.

Portfolio securities distributed to stockholders through the In-Kind Repurchase Offer will be valued using the same process for calculating Applicant’s net asset value.

Cash will be paid for that portion of Applicant’s assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable).  In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities.  Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount and will distribute the remaining odd lot in cash.  In lieu of cash, Applicant may also distribute a higher pro rata percentage of other portfolio securities to represent such fractional shares and odd lots.

Applicant believes that the amount of cash to be distributed will be a relatively small amount because, as of September 30, 2009, approximately 99.4% of Applicant’s assets were invested in equity securities that Applicant anticipates would be eligible for distribution in-kind.  In any case, each tendering stockholder will receive cash and securities equal in value to the same dollar amount per share.

The Fund’s shares will be priced for purposes of the In-Kind Repurchase Offer at the end of the business day following the date when the In-Kind Repurchase Offer expires (anticipated to be March 31).  The Fund anticipates that it will mail tender offer documents relating to the In-Kind Repurchase Offer to stockholders within the first quarter of 2010.  The In-Kind Repurchase Offer would remain open for at least twenty business days.

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In connection with the In-Kind Repurchase Offer, the Fund intends to file a tender offer statement under Rule 13e-4 of the 1934 Act and certain ancillary documents (collectively, the “Tender Offer Statement”).

1.                                      Chilean Regulatory Requirements

Applicant understands that under Chilean legal requirements applicable to Chilean pension funds, AFPs can generally only sell or purchase securities (i) on an exchange and (ii) for cash.  The transfer by the Fund of Chilean securities listed on the Santiago Stock Exchange to an AFP must therefore take place on that Exchange,(4) except in certain limited circumstances.

The Fund is engaged in discussions with officials at the Chilean Superintendency of Securities and Insurance (“SVS”), the Chilean regulatory body governing securities transactions, and the Chilean Superintendency of Pensions (“SP”), the Chilean regulatory body governing pension funds, regarding SVS and SP approval of the proposed transfer by the Fund of Chilean securities held in the Fund’s portfolio to AFPs in connection with the In-Kind Repurchase Offer.  On the basis of these discussions, the Fund expects that it will have to obtain exemptive relief from the SVS and the SP before effecting the In-Kind Repurchase Offer.  If any exemptive relief is required from these Chilean regulatory bodies before conducting the In-Kind Repurchase Offer, the Fund expects to apply for such exemptive relief shortly after the filing of this application.

Additionally, Applicant is in discussions with Chilean counsel whether, in order to comply with Chilean legal requirements, each participating stockholder (or each non-Chilean stockholder) must appoint a Chilean proxy, establish a Chilean securities or bank account or obtain any Chilean registrations or approvals or make any tax filings in order to receive a

(4)                                 Founded in 1893, the Santiago Stock Exchange is Chile’s main stock exchange. The exchange trades in stocks, bonds, investment funds, stock options, futures, gold and silver coins minted by the Central Bank of Chile, and U.S. dollars on Telepregon, its electronic platform.

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distribution in connection with the In-Kind Repurchase Offer.  These measures, if necessary, are not expected to place an undue burden on tendering stockholders, including non-institutional stockholders.

2.                                      Tax Treatment

In accordance with the Internal Revenue Code of 1986, as amended (the “Code”), Applicant will not recognize gain for Federal tax purposes when it distributes appreciated portfolio securities in-kind to participating stockholders, so that only participating stockholders will recognize capital gains in connection with the payment of portfolio securities, and non-participating stockholders of Applicant will not recognize such gains as a consequence of payments of portfolio securities to the participating stockholders.  The Fund is subject to a Chilean tax on the deemed gain on the Chilean securities distributed in-kind.  In addition, tax-paying stockholders of the Applicant that receive portfolio securities in-kind are subject to a withholding tax in Chile when the shareholder ultimately sells the securities received.

3.                                      Proposed Timing of In-Kind Repurchase Offer

Applicant will not close the In-Kind Repurchase Offer on the terms discussed above until it receives the Order from the Commission.

C.            ADVANTAGES OF AN IN-KIND REPURCHASE OFFER

Making payment for the In-Kind Repurchase Offer in kind will provide potential benefits to both participating and non-participating stockholders.  These benefits arise from Applicant’s closed-end fund structure, its investments in relatively less liquid securities, and its maintenance of relatively small cash positions.  As discussed below in more detail, potential benefits of the In-Kind Repurchase Offer include:

•                            avoiding a cascade of required distributions that would be associated with a cash tender offer, and that could reduce the size of the Fund drastically;

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•                            causing the U.S. tax burden of capital gains realized by the Fund in connection with the In-Kind Repurchase Offer to be borne only by stockholders who elected to participate in the offer;

•                            minimizing disruption to the investment management of Applicant and to the Chilean equities market and therefore minimizing the impact on the investments of stockholders who remain invested in Applicant after the In-Kind Repurchase Offer;

•                            enhancing liquidity for Applicant’s stockholders; and

•                            assisting Applicant to maintain its status as a closed-end fund while potentially addressing the discount to net asset value at which Applicant’s shares have traded.

1.                                      Avoiding a Damaging Cascade of Required Distributions

Inherent in the Fund’s present portfolio is a large amount of unrealized appreciation.  As of September 30, 2009, Applicant had net assets valued at $171,380,803 and net unrealized appreciation on investments of $87,483,546.

In light of this sizable appreciation, if the Fund were to pay for repurchased shares with cash rather than with portfolio securities, the result would be to trigger a cascade of distributions, required to preserve the Fund’s tax status, that would reduce the size of the Fund drastically, to a point where it could potentially be no longer viable.

This is because the Fund, to pay for a cash tender offer, would have to sell portfolio securities, thereby realizing capital gains.  Under the Code, the Fund, if it is not to become subject to Federal income tax on its income and capital gains, and subject also to a Federal excise tax, must distribute to its stockholders each year, in qualifying distributions (essentially, ones made pro rata to all stockholders) substantially all its income and net capital gains.  A cash tender offer would not count as a qualifying distribution, since it would not be made pro rata to all holders given that it is extremely likely that some stockholders would not participate in the offer.  As a result, if the Fund were to make a large cash tender offer for its shares, the Fund would have to pay out, not only the cash needed for the tender offer, but the cash needed to

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distribute the realized capital gains on the securities sold to raise cash for the tender offer.  The Fund would need to sell additional securities to raise the cash for these distributions.  This would trigger realization of more capital gains.  That in turn would trigger a need for more distributions to stockholders.  Additional cash tenders, which are not currently contemplated, would exacerbate this problem.

If the Fund were to shrink so drastically in size, that would substantially increase the Fund’s expense ratio and could eventually mean that the Fund would no longer be viable and the directors would need to consider liquidating the Fund.

This cascade of distributions would not be triggered by an in-kind offer because the In-Kind Repurchase Offer would not cause the recognition of capital gains by the Fund for Federal tax purposes.  An in-kind repurchase offer, unlike a cash repurchase offer, helps the Fund as well as stockholders who continue to hold Applicant’s shares after the In-Kind Repurchase Offer to avoid realizing capital gains for Federal tax purposes.

The Fund will be subject to a Chilean 10% tax on the deemed gain on the Chilean securities distributed in-kind.  This amount is currently estimated to equal approximately $2.7 million.

2.                                      Avoiding U.S. Tax Burden on Stockholders Not Participating in the Offer

In a cash tender offer, unlike an in-kind offer, all stockholders - including those who do not participate in the offer - would bear the burden of the capital gains for Federal tax purposes realized by the Fund.  In an in-kind offer, only participating stockholders would pay Federal tax on the gain on the appreciated securities distributed in the offer.  Tax-paying stockholders of the Fund that receive portfolio securities in-kind are subject, however, to a withholding tax in Chile equal to 35% of the difference between the value of the securities received in-kind (plus an inflation adjustment) and the price received when the shareholder ultimately sells the securities received.

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3.                                      Minimizing Transaction Costs

Selling portfolio securities to raise cash to finance cash self-tenders would cause the Fund to incur substantial brokerage commissions and other transaction costs which would not be incurred in the case of an in-kind offer.  On the other hand, legal fees and expenses incurred by the Fund to obtain regulatory approvals required for the In-Kind Repurchase Offer are expected to be greater than in the case of a cash tender offer.

Although a numerical comparison between the transaction costs for a cash tender offer versus those for an in-kind tender offer cannot be made with precision, the additional transaction costs required to conduct the In-Kind Repurchase Offer, if any, are substantially outweighed by the damaging cascade effect described in Section II.C.I above.

4.                                      Minimizing Potential Market Disruption

Almost all of Applicant’s over $165 million of assets are invested in Chilean securities, primarily securities that are listed on the Santiago Stock Exchange.  The Chilean securities markets are small and illiquid compared to major world markets.  The market capitalization of the Santiago Stock Exchange at the end of 2009 was approximately $209 billion, compared to $13,724 billion for the New York Stock Exchange.  The dollar value of daily trading activity on the Santiago Stock Exchange averaged $151 million in 2009, compared to an average of approximately $25 billion for the New York Stock Exchange.  The following table shows the average daily trading volume of the Santiago Stock Exchange since 1999.

Average Trading Volume of the Santiago Stock Exchange

Year Ended 12/31	Millions of CLP (average daily)	Millions of USD (average daily)	Year-End Market Capitalization (US$ million)	Daily Average Trading Value/Market Capitalization
1999	13.766	27	101.317	0.03%
2000	13.365	25	87.711	0.03%

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2001	10.897	17	76.536	0.02%
2002	9.725	14	63.170	0.02%
2003	18.089	26	93.303	0.03%
2004	28.964	47	130.851	0.04%
2005	41.554	74	147.657	0.05%
2006	61.602	116	202.101	0.06%
2007	101.390	194	217.326	0.09%
2008	77.030	147	161.277	0.09%
2009	84.331	151	209.432	0.07%

Trading on the Santiago Stock Exchange is concentrated, with about 80% of total traded volume in 2009 produced by 20 issuers (out of a total 223 issuers) as of December 31, 2009.

If the Fund were to make a cash tender offer rather than an in-kind offer to repurchase its shares, the need to find funding for the offer would likely force Aberdeen to liquidate large amounts of Applicant’s holdings.  This may have a depressing effect on the market prices for the Fund’s portfolio holdings, and could reduce net asset value per share.

If instead Applicant were to make an in-kind offer, Applicant would avoid having to liquidate large blocks of portfolio securities on the Santiago Stock Exchange.  This may avert a potential depression in the prices of those portfolio securities, which will benefit both the participating stockholders by helping to preserve the value of the portfolio securities received and Applicant’s remaining stockholders by helping to minimize any disruption to Applicant’s net asset value per share.  An in-kind distribution also avoids the need for Applicant’s investment manager to sell prematurely securities it had wished to retain as long-term investments in accordance with Applicant’s investment objective, which would benefit Applicant’s stockholders who remain invested after the termination of the offer.

Finally, the In-Kind Repurchase Offer would allow Applicant’s investment manager to mitigate transaction costs, including currency conversion costs, that would accompany the sale of

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portfolio securities and that may be delayed if such securities were allowed to remain in the portfolio over a longer period of time.

5.                                      Enhancing Liquidity

The In-Kind Repurchase Offer will provide enhanced liquidity for Applicant’s stockholders, a goal that is in the best interests of all of Applicant’s stockholders.  Applicant believes that stockholders will find it attractive to receive Applicant’s portfolio securities for their own investment management purposes: the In-Kind Repurchase Offer will allow investors to reduce their investments in a particular security or securities by selling off certain investments while retaining others.  For example, in an In-Kind Repurchase Offer, when a participating stockholder receives its pro rata “slice” of the portfolio, the stockholder could sell those securities it no longer wishes to hold while keeping the remainder.

6.                                      Assisting the Fund To Remain a Closed-End Company

The In-Kind Repurchase Offer would allow Applicant to maintain its closed-end fund structure, which Applicant believes has served its stockholders well and has contributed to Applicant’s strong performance.  Applicant has been a closed-end fund since its inception in 1989, and Applicant believes that the many advantages provided by this structure, described below, continue to serve the best interests of Applicant’s stockholders.

Investment companies investing in single emerging markets such as Chile have in many cases been organized as closed-end funds.  Such funds do not need to redeem shares upon stockholder request.  The need to stand ready to redeem shares can hurt investment performance for the following reasons.  First, keeping a substantial portion of fund assets invested in readily liquidated investments means that an investment manager may have to invest in securities that do not have the strongest prospects for long-term growth.  Second, selling portfolio securities can hurt a fund’s net asset value, particularly if, as is more likely to be the case in emerging markets,

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the trading markets for shares of the portfolio securities may not be highly liquid.  Sales of part of a fund’s holdings in less liquid portfolio companies may tend to depress the market price of shares of the portfolio companies, and therefore also depress fund net asset value.  Finally, as discussed above, selling portfolio securities can also hurt stockholder investment performance by triggering realization of taxable gains on holdings of portfolio companies at a time when the manager would not otherwise want to sell such holdings.

Nonetheless, Applicant believes that, in light of the evolution of the Chilean capital markets from the time that it first began investing in Chile and the concerns that certain stockholders have expressed about the discount to net asset value at which shares of the Fund have traded, it is appropriate to take steps in addition to those taken by Applicant in the recent past to address the discount.  The In-Kind Repurchase Offer may raise demand for the Fund and therefore reduce the discount.  In addition, the In-Kind Repurchase Offer would benefit stockholders by providing liquidity at near net asset value with the possibility of remaining invested in Chilean securities.

III.                                 DISCUSSION OF APPLICABLE LAW

A.            DISTRIBUTIONS OF PORTFOLIO SECURITIES TO AFFILIATED PERSONS

Applicant requests relief under Sections 6(c) and 17(b) from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit Affiliated Stockholders to participate in distributions of portfolio securities pursuant to the In-Kind Repurchase Offer.  The relief sought will extend only to Affiliated Stockholders who are “affiliated persons” within the meaning of Section 2(a)(3)(A) of the 1940 Act, and will not extend to stockholders persons who are “affiliated persons” within the meaning of Section 2(a)(3)(B) through (F) of the 1940 Act.

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Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits any of the persons described above, acting as principal, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3)(A) of the 1940 Act defines the term “affiliated person” as “any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person.”  Unless the Commission, upon application, grants an exemption, the participation of an Affiliated Stockholder in the In-Kind Repurchase Offer would be prohibited by Sections 17(a)(1) and 17(a)(2) if the In-Kind Repurchase Offer were deemed to involve the “sale” by an Affiliated Stockholder of Applicant’s securities to Applicant, or the “purchase” of Applicant’s portfolio securities (of which Applicant is not the issuer) by an Affiliated Stockholder.(5)  Applicant therefore requests that the Commission grant an exemption from Section 17(a) to the extent necessary to permit the participation of Affiliated Stockholders in the In-Kind Repurchase Offer.

1.                                      Basis for Relief

Section 17(b) of the 1940 Act provides:

(5)                                  See, e.g., The Korea Fund, Inc., Investment Company Act Release No. 26911 (Order) (June 20, 2005); Mexico Fund, Inc., Investment Company Act Release No. 25593 (May 28, 2002) (Order); see also Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (“Signature Letter”). The Staff of the Division of Investment Management of the Commission explained that it might view the distribution of a fund’s portfolio securities to an Affiliated Stockholder pursuant to a redemption in-kind by the Affiliated Stockholder as a sale of the fund’s securities by that Affiliated Stockholder to the fund under Section 17(a)(1) and the Affiliated Stockholder’s receipt of portfolio securities from the fund as a purchase of securities by the Affiliated Stockholder from the fund under Section 17(a)(2). The Staff further interpreted Section 17(a)(1)(A) to provide an exception for cash redemptions to affiliated persons, noting that it would not have been necessary for Congress to have created the exception in subsection (A) of Section 17(a)(1) if it had not considered a redemption to involve a sale of securities.

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Notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of that subsection.  The Commission shall grant such application and issue such order of exemption if evidence establishes that

(1)                                  the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)                                  the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and

(3)                                  the proposed transaction is consistent with the general purposes of this title.

Section 6(c) of the 1940 Act generally authorizes the Commission to exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provisions of the 1940 Act upon application, “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”  Applicant seeks exemptive relief pursuant to Section 6(c) in addition to Section 17(b) because the proposed In-Kind Repurchase Offer may constitute a “proposed transaction” for purposes of Section 17(b) or may require relief for a class of persons.

Applicant seeks exemptive relief pursuant to Sections 6(c) and 17(b) of the 1940 Act with respect to Affiliated Stockholders of Applicant who would otherwise be unable to participate in the In-Kind Repurchase Offer under Section 17(a) of the 1940 Act solely because they hold over five percent of the outstanding shares of Applicant and would consequently have “affiliated person” status.  Applicant believes that only this type of “affiliated person” will participate in the In-Kind Repurchase Offer; and its request for exemptive relief applies only to this type of

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affiliated person.  The table below presents stockholders who own at least 5% of the outstanding shares of Applicant as of their most recent Schedule 13D or 13G filings and may wish to participate in the In-Kind Repurchase Offer.

Affiliated Stockholder	Number of Shares	Percentage of Outstanding Shares Owned
Provida(6)	2,374,199	23.35%
Habitat(7)	2,513,860	24.72%
City of London Investment Management Company Limited (together with the City of London Investment Group PLC)(8)	1,047,646	10.30%

Applicant currently is not aware of any other person who may be deemed an “affiliated person” of Applicant within the meaning of Section 2(a)(3)(A) of the 1940 Act.

2.                                      Fairness of the Terms of the Proposed In-Kind Repurchase Offer

The terms of the In-Kind Repurchase Offer are reasonable and fair to all stockholders and do not involve overreaching on the part of any person concerned.

First, the Board, which is comprised entirely of Independent Directors, has determined that Applicant will pay each stockholder participating in the In-Kind Repurchase Offer a pro rata portion of Applicant’s portfolio securities (except as noted above).  Neither Applicant nor stockholders will have a choice of which portfolio securities will be used as consideration with respect to the In-Kind Repurchase Offer.  Instead, the securities to be distributed will be chosen in accordance with the terms described above in Section II.B and participating stockholders will indiscriminately receive their pro rata portion of such securities.

(6)                                  Based on the most recent Schedule 13D filed by Provida on September 9, 2003.

(7)                                  Based on the most recent Schedule 13D/A filed by Habitat on May 19, 2004.

(8)                                  Based on the most recent Schedule 13G filed by City of London Investment Group, PLC and City of London Investment Management Company Limited on January 1, 2009.

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Second, the Fund will value portfolio securities to be distributed in connection with the In-Kind Repurchase Offer using the same method it uses to value its portfolio securities when calculating net asset value per share, which would be an objective, verifiable standard that removes any discretion of an Affiliated Stockholder or Aberdeen to conduct the In-Kind Repurchase Offer at a price that would be beneficial or detrimental to the interests of any particular stockholder.  Applicant’s portfolio securities are primarily equity securities that are listed and traded on the Santiago Stock Exchange and the New York Stock Exchange, both of which are public securities markets for which quoted prices are publicly available.

Third, cash will be paid for that portion of Applicant’s assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable).  Participating stockholders will consequently receive a value fully representative of their percentage of the Fund’s holdings repurchased in the In-Kind Repurchase Offer, even when such value can not be paid entirely in-kind.

Fourth, holding odd lots and/or fractional shares in its investment portfolio could be detrimental to Applicant and its post In-Kind Repurchase Offer stockholders, as brokerage commissions are typically higher for transactions in securities that are not traded in round lots.  To protect fairly the interests of Applicant and its stockholders, when effecting the In-Kind Repurchase Offer, Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount.  To equally protect participating stockholders, Applicant would redeem the remaining value of the odd lot, if any, in cash.  In lieu of cash, Applicant may also distribute a higher pro rata percentage of equity securities to represent such fractional shares and odd lots.

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Fifth, as part of the In-Kind Repurchase Offer materials, Applicant would provide to each stockholder a Tender Offer Statement that would assist all stockholders in evaluating whether or not they should participate in such In-Kind Repurchase Offer.  The Tender Offer Statement would inform stockholders of the potential risks (including potential diminution of value in such securities following payment of proceeds, risks of foreign investment and currency risks) of receiving portfolio securities of the Fund as repurchase offer consideration.  Stockholders would further be informed of their continued ability to sell their Fund shares through the NYSE AMEX.  The Fund also will provide a toll-free telephone number that stockholders could use to obtain answers to any questions they might have.

Sixth, Applicant will take steps to ensure that tendering shares and receiving portfolio securities as consideration will be efficient and practical for stockholders who desire to participate in the offer.  Applicant will provide clear information as to the procedures stockholders should follow to participate in the In-Kind Repurchase Offer and the role that broker-dealers can play in facilitating the receipt of proceeds.  For example, in the event Chilean counsel advises the Fund that a participant must establish a Chilean brokerage account, the Tender Offer Statement will state that stockholders must provide information for the transfer of proceeds to a Chilean brokerage account and that there may be additional costs to stockholders in arranging for the receipt of proceeds from the In-Kind Repurchase Offer.  As of December 31, 2009, approximately 97.6% of Applicant’s outstanding shares were held in “street name.”  Applicant believes that the broker-dealers used by most stockholders will facilitate stockholders’ participation in the In-Kind Repurchase Offer by making it easier for such stockholders to receive portfolio securities and, if necessary, establish offshore bank or brokerage accounts for participation in the In-Kind Repurchase Offer.

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3.                                      Consistency with General Purposes of the 1940 Act

Two of the general purposes of the 1940 Act are to protect security holders of investment companies from discrimination among holders of securities issued by such companies, and to prevent self-dealing by investment company affiliates harmful to other security holders.  The 1940 Act explicitly recognizes that “the national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of . .. other affiliated persons thereof . . . rather than in the interest of all classes of such companies’ security holders.”(9)  By ensuring that no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation, and that all stockholders’ interests are equally protected, the terms of Applicant’s In-Kind Repurchase Offer are consistent with the above objectives and meet the general objective of fairness intended by the provisions, policies and purposes of Section 1(b)(2) of the 1940 Act.  Applicant also believes that the In-Kind Repurchase Offer is consistent with the general purposes of the 1940 Act because Affiliated Stockholders would not receive any advantage or special benefit not available to any other stockholder participating in the In-Kind Repurchase Offer.

First, the terms of the In-Kind Repurchase Offer will protect the Fund’s stockholders from discrimination and self-dealing because the In-Kind Repurchase Offer will be paid with a pro rata “slice” of the portfolio’s securities. In this regard, all Fund participating stockholders will be subject to the same calculation of the pro rata distribution of Applicant’s portfolio securities, including the exceptions to the pro rata distribution and the conditions for payment of

(9)                                  15 U.S.C. § 80a-1(b)(2) (2009).

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a portion of a stockholder’s repurchase in cash (e.g., treatment of non-marketable securities, fractional shares and odd lots). As a result, no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer, including Aberdeen, will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation. Any participant’s ability to influence the In-Kind Repurchase Offer will be further limited by the condition to this Application that distributed securities will be valued in the same manner as they would be valued for the purposes of computing Applicant’s net asset value. Thus, for each Applicant share repurchased, all tendering stockholders will receive the same in-kind distribution of portfolio securities and cash and the affiliated or non-affiliated status of any participating stockholder will be irrelevant.

Second, the In-Kind Repurchase Offer is consistent with protecting stockholders from discrimination because they are designed to accommodate, more fully than a cash-repurchase offer, the various and divergent interests of Applicant’s stockholders, including both those who wish to liquidate their investment in-kind at 99% of net asset value and those stockholders who would prefer to remain invested in the Fund.  In particular, Applicant believes that the purpose of the 1940 Act to prevent discrimination among stockholders and promote fairness is best served if long-term stockholders who do not choose to participate in the In-Kind Repurchase Offer are not burdened with the U.S. tax liability that would result from the sale of portfolio securities to pay for the repurchase offer in cash. As discussed above in Section II.C.2, the In-Kind Repurchase Offer would avoid the imposition of a significant U.S. tax liability on remaining stockholders if Applicant liquidated portions of its significantly appreciated investment portfolio to fund a cash repurchase offer.

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Third, Applicant and its stockholders are protected from self-dealing due to the mechanics and characteristics of the structure of the In-Kind Repurchase Offer. To the extent that the In-Kind Repurchase Offer is over-subscribed, each participating stockholder would only receive a pro rata share of its tender in proportion to the total shares accepted for repurchase by Applicant.  Valuing the repurchased shares at 99% of Applicant’s net asset value as of the date the repurchase offer expires is designed to ensure that participation by some stockholders in the In-Kind Repurchase Offer will not adversely affect the net asset value of shares held by non-participating stockholders.

Finally, Applicant believes it would be extremely difficult, if not impossible, to manipulate the In-Kind Repurchase Offer as a means to gain control of the Fund. The Board has carefully considered the timing and circumstances of the In-Kind Repurchase Offer, but believes it is unlikely that the In-Kind Repurchase Offer will serve as an effective tool for achieving control of the Fund.

4.                                      Consistency with Investment and Other Policies

The In-Kind Repurchase Offer is consistent with Applicant’s investment policies and limitations, which do not restrict Applicant’s ability to conduct In-Kind Repurchase Offer. In addition, the In-Kind Repurchase Offer could further Applicant’s investment objective of total return, consisting of capital appreciation and income, by minimizing disruption of Applicant’s investment program and net asset value per share, and by avoiding the imposition of long-term capital gains taxes, as discussed above.

Applicant will also conduct the In-Kind Repurchase Offer in a manner consistent with its Charter, By-Laws, registration statement filed under the 1933 and 1940 Acts, and annual reports and other reports filed under the federal securities laws.

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5.                                      Relief Benefits All Stockholders

The In-Kind Repurchase Offer is intended to benefit all of Applicant’s stockholders and should enable Applicant to ameliorate certain costs and tax liabilities associated with a cash repurchase offer.  Conducting the In-Kind Repurchase Offer will allow Applicant to avoid selling substantial amounts of its portfolio securities to satisfy participating stockholders with cash, which could negatively affect the market value of the portfolio securities. The value of Applicant’s remaining holdings of securities and, correspondingly, Applicant’s net asset value thus is less likely to decline due to the In-Kind Repurchase Offer.  In addition, satisfying the offer in-kind will remove the brokerage expenses Applicant would otherwise pay for selling its portfolio securities.  Finally, as discussed above, by not having to sell portfolio securities, Applicant will be able to significantly limit the imposition of U.S. taxes associated with capital gains.

* * *

Applicant therefore believes that the exemptive relief requested satisfies the standards enumerated in Sections 6(c) and 17(b) of the 1940 Act.

B.            PRECEDENT

The Commission has provided exemptive relief on prior occasions to closed-end investment companies to permit Affiliated Stockholders to participate in an in-kind repurchase offer pursuant to Sections 6(c) and 17(b).(10)

(10)                        With regard to exemptive relief granted pursuant to Sections 6(c) and 17(b), see, e.g., Kemper Global International Series, et al., Investment Company Act Release No. 23537 (Nov. 17, 1998) (Notice), Investment Company Act Release No. 23597 (Dec. 11, 1998) (Order); Scudder New Europe Fund, Inc., Investment Company Act Release No. 23921 (July 27, 1999) (Notice), Investment Company Act Release No. 23964 (Aug. 24, 1999) (Order); The Korea Fund, Inc., Investment Company Act Release No. 26875 (Notice) (May 23, 2005), Investment Company Release No. 26911 (Order) (June 20, 2005). With regard to exemptive relief granted only pursuant to Section 17(b), see, e.g., Scudder Spain and Portugal Fund, Inc., Investment Company Act Release No. 23425 (Sept. 2, 1998) (Notice), Investment Company Act Release No. 23467 (Sept. 25, 1998) (Order); Cypress Fund Inc., Investment Company Act Release No. 17900 (Dec. 5, 1990) (Notice), Investment Company Act Release No. IC-17931 (Jan. 2, 1991) (Order); Mexico Fund, Inc., Investment Company Act Release No. 25564 (May 1, 2002) (Notice), Investment Company Act Release No. 25593 (May 28, 2002) (Order).

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IV.           APPLICANT’S CONDITIONS

Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1.                                                       Applicant will distribute to stockholders participating in the In-Kind Repurchase Offer an in-kind pro rata distribution of portfolio securities of Applicant.  The pro rata distribution will not include: (a) securities that, if distributed, would be required to be registered under the 1933 Act; (b) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and (c) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.  Cash will be paid for that portion of Applicant’s assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities. Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount and will distribute the remaining value of the odd lot, if any, in cash.  Applicant may also distribute a higher pro rata percentage of other portfolio securities to represent such fractional shares and odd lots.

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2.                                       The securities distributed to stockholders pursuant to the In-Kind Repurchase Offer will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available.

3.                                       The securities distributed to stockholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant’s net asset value, which, in the case of securities traded on a public securities market for which quotations are available, is their last reported sales price on the exchange on which the securities are primarily traded or at the last sales price on a public securities market, or, if the securities are not listed on an exchange or a public securities market or if there is no such reported price, the average of the most recent bid and asked price (or, if no such asked price is available, the last quoted bid price).

4.                                       Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an easily accessible place, a written record of such In-Kind Repurchase Offer, that includes the identity of each stockholder of record that participated in such In-Kind Repurchase Offer, whether that stockholder was an Affiliated Stockholder, a description of each security distributed, the terms of the distribution, and the information or materials upon which the valuation was made.

V.            PROCEDURAL COMPLIANCE

The Board of the Fund has adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED:  that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed in the name and on behalf of the Fund to prepare, execute and file with the SEC an application or applications and any exhibits and amendments thereto pursuant to

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Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for an order granting an exemption from Section 17(a) of the Act, permitting the Fund to make an in-kind repurchase of Fund Shares and to permit certain affiliated persons of the Fund to participate in such repurchases; with such modifications thereto as the officer or officers executing the same shall approve, the execution and delivery thereof by such officer or officers to the Fund to be deemed conclusive evidence of the approval by the Fund of the form, terms and conditions thereof; and be it

FURTHER

RESOLVED:  that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed in the name and on behalf of the Fund to make, execute, file and deliver any and all consents, certificates, documents, instruments, amendments, papers or writings as may be necessary or desirable in connection with or in furtherance of the foregoing, and to do any and all other acts necessary or desirable to effectuate the foregoing resolutions, the execution and delivery thereof by such officer or officers of the Fund to be deemed conclusive evidence of the approval by the Fund of the form, terms and conditions thereof.

Pursuant to Rule 0-2(c) under the 1940 Act, each Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation, By-Laws or similar governing documents, as applicable, of such Applicant, responsibility for the management of the affairs of such Applicant is vested in its board of directors or its officers, as the case may be, and that such Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

This verification required by Rule 0-2(d) is attached to this Application as Exhibit

A.

Pursuant to Rule 0-2(f) under the Act, the Applicant further states that:

(a)          The address of the Applicant is as follows:

The Chile Fund, Inc.

c/o Aberdeen Asset Management Inc.

1735 Market Street 32nd Floor

Philadelphia, PA 19103

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(b)         Any questions regarding this Application should be directed to:

Rose F. DiMartino

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8215

VI.           CONCLUSION

For the reasons stated above, Applicant submits that the relief requested pursuant to Sections 6(c) and 17(b) of the 1940 Act will be consistent with the protection of investors and will insure that Applicant does not unfairly discriminate against any of Applicant’s stockholders. Applicant desires that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

*    *    *

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This Application has been duly executed as of the 29th day of January, 2010 by the undersigned officer of the Applicant.

THE CHILE FUND, INC.

By:	/s/ Lucia Sitar
	Name:	Lucia Sitar
	Title:	Vice President

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EXHIBIT INDEX

Page

A.	Verification of The Chile Fund, Inc.	33

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EXHIBIT A

VERIFICATION

THE CHILE FUND, INC.

The undersigned states that she has duly executed the attached Application, dated January 29, 2010, for and on behalf of The Chile Fund, Inc.; that she is the Vice President of The Chile Fund, Inc.; and that all action by the stockholders, directors and other bodies of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken.  The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Lucia Sitar
Lucia Sitar
Vice President

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